UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. 4)*

                              The Cosmetic Center, Inc.
                                   (Name of Issuer)

                   CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                     221232-10-1
                                    (CUSIP Number)
                         BRUCE STROHL, VICE PRESIDENT - FINANCE
                               THE COSMETIC CENTER, INC.
                       8839 GREENWOOD PLACE, SAVAGE, MD 20763
                         (Name, Address and Telephone Number
                           of Person Authorized to Receive
                             Notices and Communications)

                                    OCTOBER 1, 1996
                        (Date of Event which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the  following  box  if  a  fee is  being  paid  with  this statement [ ].
(A  fee is  not required  only if  the reporting person:     (1)  has  a
previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 221232-10-1                                  Page 2 of 16 Pages


           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person:

               Anita J. Weinstein
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

               N/A

           6.  Citizenship or Place of Organization:

               U.S.A.


   Number of                   7.  Sole Voting Power:  605,995
Shares Beneficially
    Owned by                   8.  Shared Voting Power: --
 Each Reporting
  Person With                  9.  Sole Dispositive Power: 615,995

                              10.  Shared Dispositive Power: --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:

               615,995

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [   ]

               N/A

          13.  Percent of Class Represented by Amount in Row (11)

               38.7

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION

CUSIP No.: 221232-10-1                                  Page 3 of 16 Pages



           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person:

               Mark S. Weinstein
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]


           3.  SEC Use Only


           4.  Source of Funds:*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
               N/A


           6.  Citizenship or Place of Organization:

               U.S.A.


   Number of                   7.  Sole Voting Power:  95,902
Shares Beneficially
    Owned by                   8.  Shared Voting Power: --
 Each Reporting
  Person With                  9.  Sole Dispositive Power: 95,902

                              10.  Shared Dispositive Power: --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:

               95,902

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [X]


          13.  Percent of Class Represented by Amount in Row (11)

               6.1

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION

CUSIP No.: 221232-10-1                                  Page 4 of 16 Pages



           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person:

               Susan K. Magenheim
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds:*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
               N/A


           6.  Citizenship or Place of Organization:

               U.S.A.


   Number of                   7.  Sole Voting Power: 57,758
Shares Beneficially
    Owned by                   8.  Shared Voting Power: --
 Each Reporting
  Person With                  9.  Sole Dispositive Power: 57,758

                              10.  Shared Dispositive Power: --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:

               57,758

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [X]



          13.  Percent of Class Represented by Amount in Row (11)

               3.6

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION

CUSIP No.: 221232-10-1                                  Page 5 of 16 Pages



           1.  Name of Reporting Person:
               S.S. or  I.R.S. Identification No.  of Above  Person:

               Michele S. Weinstein
               ###-##-####

           2.  Check  the  Appropriate Box  if  a  Member  of  a Group*
               a.   [  ]      b.  [X]



           3.  SEC Use Only


           4.  Source of Funds:*


           5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]
               N/A


           6.  Citizenship or Place of Organization:

               U.S.A.


   Number of                   7.  Sole Voting Power: 6,888
Shares Beneficially
    Owned by                   8.  Shared Voting Power: --
 Each Reporting
  Person With                  9.  Sole Dispositive Power: 6,888

                              10.  Shared Dispositive Power: --



          11.  Aggregate  Amount   Beneficially  Owned  by  Each   Reporting
               Person:

               6,888

          12.  Check Box if the Aggregate Amount  in Row (11) Excludes Certain
               Shares*   [X]



          13.  Percent of Class Represented by Amount in Row (11)

               0.4

          14.  Type of Reporting Person*

               IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
              ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND
                           THE SIGNATURE ATTESTATION

         This amendment No. 4 (the "Amendment") amends Items 4, 5, 6 and 7 of the Schedule 13D filed by Anita J. Weinstein, Mark S. Weinstein, Michele S. Weinstein and Susan K. Magenheim on February 4, 1991, as subsequently amended by Amendment No. 1 filed on July 9, 1991, Amendment No. 2 filed on March 31, 1992 and Amendment No. 3 filed on November 20, 1995.

Item 1.           Security and Issuer

         This Amendment relates to the Class B common stock, par value $0.01 per share ("Shares"), of The Cosmetic Center, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 8839 Greenwood Place, Savage, Maryland 20763.

Item 4.           Purpose of Transaction

         On October 1, 1996 the Company, Revlon Consumer Products Corporation ("Revlon"), Prestige Fragrance & Cosmetics, Inc. ("PFC") and Anita J. Weinstein, Mark S. Weinstein and Susan K. Magenheim (collectively, the "Principal Stockholders") signed a non-binding letter of intent (the "Letter of Intent") for the merger of Revlon's subsidiary, PFC, into the Company (the "Merger"). Concurrently, the Company, Revlon, PFC and the Principal Stockholders also signed a letter agreement providing for certain rights in connection with the negotiation of the Merger (the "Exclusivity Agreement").

The Letter of Intent

         The Letter of Intent contemplates that in the Merger PFC would be merged into the Company or a subsidiary of the Company. In connection with the Merger, (a) the Company's certificate of incorporation would be amended to create a new class of voting stock ("Class C common stock"), (b) Revlon would receive newly issued Class C common stock such that immediately following the Merger (without giving effect to the Cash Election (defined below)), Revlon would own at least 65% of the outstanding Class C common stock (on a fully diluted basis taking into account (x) all shares issuable upon the exercise of options then outstanding with an exercise price of $7.70 or less, (y) 10,000 shares issuable upon the exercise of options then outstanding with an exercise price of more than $7.70 and (z) cancellation at or prior to the effective time of the Merger of outstanding options exercisable for 20,000 shares that have an expiration date of January 15, 1997), (c) each existing Company stockholder could elect to receive, in exchange for each share of Class A common stock or Class B common stock held by such stockholder, either (i) one share of Class C common stock or (ii) cash in the amount of $7.63 per share (the "Stockholder Cash Election") and (d) each stock option outstanding immediately prior to the effective time of the Merger would, after the effective time, be exercisable for the same number of shares of Class C common stock and with the same exercise price and expiration date as such option was exercisable immediately prior to the Merger; provided, however, that each holder of an option that has an exercise price of less than $7.63 per share could elect, in lieu of retaining the stock option, to receive in cancellation thereof cash in an amount equal to the difference between $7.63 and the exercise price of such option (the "Optionholder Cash Election" and, together with the Stockholder Cash Election, the "Cash

Election"). The Cash Election is subject to the limitation that not more than 2,829,065 shares of common stock, including shares of outstanding Class A and Class B common stock and shares subject to outstanding options, would be exchangeable for cash pursuant to the Cash Election (the "Limit"). To the extent that the aggregate shares and options as to which a Cash Election has been made exceed the Limit, each stockholder's and optionholder's Cash Election would be reduced pro rata. The Principal Stockholders would agree to elect to make the Cash Election for all of their shares of Class A and Class B common stock and options that have an exercise price of less than $7.63. Giving effect to the Cash Election, Revlon could own up to 83% of the Company's outstanding common stock upon the completion of the Merger.

         The Merger would result in the Company's Class A common stock and Class B common stock ceasing to be listed or quoted by NASDAQ and becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. The Company expects, however, that the Class C common stock would be registered under Section 12(g)(4) and that the Company therefore would continue to file reports and other materials in accordance with the Securities Exchange Act. The Company also expects that the Class C common stock would qualify for listing on the NASDAQ National Market as the successor to the Class A and/or Class B common stock.

         The Letter of Intent provides that the Company's bylaw would be amended to provide that the Company's board of directors (the "Board") would consist of nine directors, of which there would be two "independent" directors. For three years from the consummation of the Merger, (a) the Principal Stockholders would agree to vote all of their Class C common stock in favor of Revlon's nominees for director so that Revlon would at all times maintain representation on the Board equal to Revlon's percentage ownership of Class C common stock, but not less than five Board seats, and Revlon would agree to vote its shares in favor of the Principal Stockholders' nominees for director equal to their aggregate percentage ownership of Class C common stock, after giving effect to the Merger and the Cash Election, but not less than one nor more than two Board seats.

         Mr. Jerry Levin, Revlon's Chairman and chief executive officer, would be elected as a director and chairman of the Board, Mr. Mark Weinstein would be elected as a vice chairman of the Board and Mr. Howard Diener, the president of PFC, would be elected as president and chief executive officer of the Company.

         Each of Mark Weinstein and Anita Weinstein would enter into an employment and non-competition agreement with the Company, and Susan Magenheim would enter into a consulting and non-competition agreement with the Company, each upon terms and conditions acceptable to the parties.

         PFC would enter into lease agreements with Revlon for five stores, each upon terms and conditions acceptable to the parties.

         The Principal Stockholders would together be entitled to demand on one occasion that the Company file a registration statement under the Securities Act of 1933, as amended, for the sale of their Class C common stock and would also be entitled to include their Class C common stock in certain registration statements filed for the benefit of the Company. Revlon would be entitled to demand on three occasions that the Company file a registration statement under the Securities Act for the sale of its Class C common stock and would also be entitled to include its Class C common stock in certain registration statements filed for the benefit of the Company. All such registration statements would be prepared at the Company's expense.

         The Letter of Intent provides that the Merger would be subject to (a) the Company's and Revlon's satisfaction with complete financial, operations, tax, legal, real estate, environmental, business and other due diligence, (b) notice to, filings with and approvals by government agencies (including the Federal Trade Commission and/or The Department of Justice pursuant to the Hart-Scott-Rodino Antitrust Improvements Act and the Securities and Exchange Commission pursuant to the federal securities laws), (c) receipt of material third party consents, (d) the availability of bank financing for the Company to finance the Cash Election, refinance existing debt and provide working capital on terms and conditions acceptable to both the Company and Revlon and (e) the negotiation and execution of a mutually acceptable merger agreement (the "Merger Agreement"). In addition, Revlon's obligations would be subject to approval of the transaction by Revlon's bank group and Revlon's board of directors. The Company's obligations would be subject to approval of the transaction by the Board and the Company's stockholders.

         It would be a condition of the Merger that, from and after October 1, 1996, that the businesses of PFC and the Company each be operated in the ordinary course and consistent with past practices pending the Merger.

         According to the Letter of Intent, the Merger Agreement would also provide that (i) until the Merger Agreement is terminated in accordance with its terms, the Company and the Principal Stockholders would be subject to exclusivity  obligations  substantially  the  same  as the  Company  Exclusivity
Obligations  (defined below in the  description of the  Exclusivity  Agreement),
(ii) if any Cosmetic Center Triggering Event (defined below) were to occur prior to the termination of the Merger Agreement in accordance with its terms or any Cosmetic Center Alternate Transaction (defined below) were consummated during the 90-day period immediately following the later of (x) the 110th day after the date the Merger Agreement is signed and (y) certain events of termination under the Merger Agreement (the "Cosmetic Center Termination Date"), the Company and the Principal Stockholders would reimburse Revlon's expenses up to a maximum of $1 million, (iii) if the Company should consummate any Cosmetic Center Alternate Transaction prior to the Cosmetic Center Termination Date or during the 90-day period immediately following the Cosmetic Center Termination Date, the Company would pay Revlon the Cosmetic Center Break-up Fee (defined below), (iv) if the Company should consummate any Cosmetic Center Alternate Transaction prior to the Cosmetic Center Termination Date or during the 90-day period immediately following the Cosmetic Center Termination Date, the Principal Stockholders would pay Revlon the Principal Stockholders Break-up Fee (defined below) and (v) if at any meeting of Company stockholders held for the purpose of voting on the Merger, the Principal Stockholders do not vote in favor of the Merger or the Principal Stockholders vote in favor of a Cosmetic Center Alternate Transaction prior to the Cosmetic Center Termination Date, the Principal Stockholders would pay Revlon a fee of $1 million, provided that if the Principal Stockholders Break-up Fee is payable subsequently, the $1 million payable pursuant to this clause would be credited against such Principal Stockholders Break-up Fee.

         The Merger Agreement would further provide that (i) until the Merger Agreement is terminated in accordance with its terms, Revlon would be subject to exclusivity obligations substantially the same as the Revlon Exclusivity Obligations (defined below), (ii) if any Revlon Triggering Event (defined below) were to occur prior to the termination of the Merger Agreement in accordance with its terms or any PFC Alternate Transaction (defined below) were consummated during the 90-day period immediately following the later of (x) the 110th day after the date the Merger Agreement is signed and (y) certain events of termination under the Merger Agreement (the "Revlon Termination Date"), Revlon would reimburse the Company's expenses up to a maximum of $1 million and (iii) if Revlon or PFC were to consummate any PFC Alternate Transaction prior to the Revlon Termination Date or during the 90-day period immediately following the Revlon Termination Date, Revlon would pay the Company the Revlon Break-up Fee (defined below).

         The Letter of Intent provides that it will terminate upon the earlier of the execution of the Merger Agreement or November 30, 1996.

The Exclusivity Agreement

         The Exclusivity Agreement contemplates that the Company and Revlon will conduct due diligence with respect to completing the Merger and that the due diligence activities will require each party to incur significant expenses.

         In view of these expenses, Revlon, PFC, the Company and the Principal Stockholders agreed that until the earlier of (i) November 30, 1996 or (ii)
termination of the Letter of Intent in accordance with its terms (the "Exclusivity Period"), neither the Company nor any of the Principal Stockholders nor any of their representatives or agents shall solicit, engage in negotiations, provide information to or otherwise cooperate with any person or entity that expresses an interest in acquiring all or a substantial part of the any class of the securities, business or assets of the Company nor will they grant any proxy, option or other similar right to any third person or entity in connection with a transaction inconsistent with the Merger. The Exclusivity Agreement further provides that nothing contained therein shall prohibit the Board from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal in writing to acquire the Company or substantially all of its assets on terms which, in an exercise of their fiduciary duty after the consideration of advice from the Company's legal and financial advisors, a majority of the Company's directors determines is likely to be more beneficial to the holders of the common stock than the Merger. This proviso, however, does not permit the Company to terminate the

Exclusivity Agreement or to enter into an agreement with respect to (a) a Cosmetic Center Alternate Transaction prior to the expiration of the Exclusivity Period or (b) affect any other obligation under the Exclusivity Agreement. In addition, the Principal Stockholders agreed that during the Exclusivity Period they will not sell, pledge, agree to sell or pledge or otherwise dispose of any of their shares of any class of the Company's securities to any third person, will vote against any alternate transaction and, if available, will exercise appraisal rights with respect to any alternate transaction. (The obligations described in this paragraph are referred to as the "Company Exclusivity Obligations").

         Revlon agreed that during the Exclusivity Period Revlon and its representatives and agents shall not solicit, engage in negotiations, provide information to or otherwise cooperate with any person or entity that expresses an interest in acquiring all or a substantial part of the any class of the securities, business or assets of the PFC nor will Revlon grant any proxy, option or other similar right to any third person or entity in connection with a transaction inconsistent with the Merger. (The obligations described in this paragraph are referred to as the "Revlon Exclusivity Obligations").

         The Company, if (a) the Company shall enter into, or publicly announce its intent to enter into an agreement in principle, letter of intent or definitive agreement with anyone other than Revlon with respect to any sale, merger or other similar transaction involving the Company, any class of its equity securities or all or substantially all of its assets, (b) (i) the Board recommends or approves that the Company's stockholders sell shares of any class of the Company's equity securities or all or substantially all of the Company's assets to another person or group, (ii) recommends or approves any Cosmetic
Center Alternate Transaction to another person or group or (iii) withdraws or modifies in a manner adverse to Revlon its support of Revlon's proposal (other than due to circumstances regarding PFC which could reasonably be expected to have a material adverse affect on PFC or the Merger) or (c) the Company or the Principal Stockholders breach any of the Company Exclusivity Obligations; or the Principal Stockholders, if (d) the Principal Stockholders sell or agree to sell any shares of any class of the Company's outstanding equity securities to any group other than Revlon or (e) the Company or the Principal Stockholders breach any of the Company Exclusivity Obligations, shall pay Revlon an amount equal to its documented fees and expenses in connection with the due diligence, preparation and negotiation of documents and preparation of PFC financial statements related to the Merger, up to a maximum of $500,000, if (x) any Cosmetic Center Triggering Event occurs during the Exclusivity Period or if (y) any Cosmetic Center Alternate Transaction is consummated during the 120-day period immediately following the Exclusivity Period. The foregoing events described in (a), (b), (c), (d) and (e) are referred to as a "Cosmetic Center Triggering Event," and the events described in (a), (b)(i) or (ii) and (d) are referred to as a "Cosmetic Center Alternate Transaction."

         Revlon, if (a) Revlon or PFC shall enter into, or publicly announce its intent to enter into an agreement in principle or definitive agreement with anyone other than the Company with respect to any sale, merger or other similar transaction involving PFC, any of its equity securities or all or substantially all of its assets, (b) (i) Revlon's or PFC's board of directors recommends or approves that PFC's stockholders sell shares of PFC's equity securities or all or substantially all of PFC's assets to another group, (ii) recommends or approves any PFC Alternate Transaction or (iii) withdraws or modifies in a manner adverse to the Company its support of the Company's proposal (other than due to circumstances regarding the Company which could reasonably be expected to have a material adverse affect on the Company or the Merger), (c) Revlon or PFC sell or agree to sell any shares of PFC's equity securities to any group other than the Company, or (d) Revlon breaches any of the Revlon Exclusivity Obligations, shall pay the Company an amount equal to its documented fees and expenses in connection with the due diligence, preparation and negotiation of documents and preparation of financial statements related to the Merger, up to a maximum of $500,000, if (x) any PFC Triggering Event occurs during the Exclusivity Period or if (y) any PFC Alternate Transaction is consummated during the 120-day period immediately following the Exclusivity Period. The foregoing events described in (a), (b), (c) and (d) are referred to as a "Revlon Triggering Event," and the events described in (a), (b)(i) and (ii) and (c) are referred to as a "PFC Alternate Transaction."

         In addition to the foregoing expense reimbursement provisions, the Exclusivity Agreement also provides that if the Company shall consummate any Cosmetic Center Alternate Transaction at any time during the Exclusivity Period or during the 120-day period immediately following the Exclusivity Period, the Company shall pay to Revlon on the date of consummation of such Cosmetic Center Alternate Transaction a break-up fee of $1 million (the "Cosmetic Center Breakup Fee").

         If the Company shall consummate any Cosmetic Center Alternate Transaction at any time during the Exclusivity Period or during the 120-day period immediately following the Exclusivity Period, the Principal Stockholders, jointly and severally, shall pay to Revlon on the date of consummation of such Cosmetic Center Alternate Transaction a break-up fee equal to 25% of the difference between (i) the value of the consideration paid to them in such Cosmetic Center Alternate Transaction with respect to all of their shares minus
(ii) the product of (A) the number of shares held by the Principal Stockholders multiplied by (B) $7.63 (the "Principal Stockholder Break-up Fee").

         If Revlon or PFC shall consummate any PFC Alternate Transaction at any time during the Exclusivity Period or during the 120-day period immediately following the Exclusivity Period, Revlon shall pay to the Company on the date of consummation of such PFC Alternate Transaction a break-up fee of $1.25 million (the "Revlon Break-up Fee").

Item 5.           Interest in the Securities of the Issuer

         The Filing Persons may be deemed, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended and the rules and regulations thereunder, to own beneficially in the aggregate 776,543 Shares, or approximately 48.8% of the outstanding Shares, based on 1,582,780 Shares outstanding plus currently exercisable options held by the individual Filing Person.

         The following table sets forth certain information concerning the Shares owned by the Filing Persons.
                                                                Percentage of
Name                                Amount and Nature        Shares Outstanding


Anita J. Weinstein                   615,995 (1)                    38.7

Mark S. Weinstein                     95,902 (2)                     6.1

Susan K. Magenheim                    57,758 (3)                     3.6

Michele S. Weinstein                   6,888 (4)                      (5)


         (1) Includes 10,000 Shares issuable upon exercise of currently exercisable options.

         (2) Excludes 6,888 Shares owned by his wife, and excludes 17,722 Shares held by him in trust for his nephews and niece, over which Shares he disclaims any beneficial interest.

         (3) Excludes 29,085 Shares held by her in trust for her nephew and niece, over which Shares she disclaims any beneficial interest.

         (4) Excludes Shares held by Mark Weinstein, over which Shares she disclaims any beneficial interest.

         (5)  Less than 1%.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Anita Weinstein, Mark Weinstein and Susan K. Magenheim are members of the Board and officers of the Company and, as such, continuously consult with respect to the Company's business.

         See Item 4 with respect to the Letter of Intent and the Exclusivity Agreement.

Item 7.           Materials to be Filed as Exhibits


         A.       Agreement as to joint filing of this Amendment.

         B. Letter of Intent dated October 1, 1996 among Revlon Consumer Products Corporation, Prestige Fragrance & Cosmetics, Inc., The Cosmetic Center, Inc., Anita J. Weinstein, Mark S. Weinstein and Susan K. Magenheim.

         C. Letter Agreement dated October 1, 1996 among Revlon Consumer Products Corporation, Prestige Fragrance & Cosmetics, Inc., The Cosmetic Center, Inc., Anita J. Weinstein, Mark S. Weinstein and Susan K. Magenheim.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



Dated:  October 8, 1996
                                        /s/ Anita J. Weinstein




                                        /s/ Mark S. Weinstein




                                        /s/ Michele S. Weinstein



                                        /s/ Susan K. Magenheim

                                                                      EXHIBIT A

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the attached Amendment to Schedule 13D is filed on behalf of each of us.



Dated:  October 8, 1996
                                                         /s/  Anita J. Weinstein




                                                           /s/ Mark S. Weinstein




                                                        /s/ Michele S. Weinstein




                                                          /s/ Susan K. Magenheim

                                                                      EXHIBIT B

625 Madison Avenue
New York, NY  10022
  Phone:  (212) 527-4100
    Fax:  (212) 572-3010

Jerry W. Levin
Chairman and Chief Executive Officer



                                                              October 1, 1996

The Cosmetic Center, Inc.
8839 Greenwood Place
Savage, Maryland  20763

Attention:  Mark Weinstein
            Chairman of the Board

Dear Mark:

         This letter sets forth our mutual intention that, subject to the negotiation of a definitive merger agreement (the "Merger Agreement") covering the transaction referred to in this Letter of Intent, Revlon Consumer Products Corporation ("Revlon") would cause its wholly owned subsidiary, Prestige Fragrance & Cosmetic, Inc. ("PFC"), to be merged with and into The Cosmetic Center, Inc. ("Cosmetic Center") or a subsidiary thereof upon the terms and subject to the conditions set forth herein (the "Transaction").

1.   Structure

     Revlon would cause PFC to be merged into Cosmetic Center or a subsidiary of Cosmetic Center (the "Merger"). In the Merger (a) the Certificate of Incorporation of Cosmetic Center would be the Certificate of Incorporation of the surviving corporation and would be amended to create a new class of voting common Stock ("Class C Common Stock") of Cosmetic Center; (b) Revlon would receive newly issued Class C Common Stock such that immediately following the Merger (without giving effect to the Cash Election (as hereinafter defined)) Revlon would own at least 65% of the issued and outstanding Class C Common Stock of Cosmetic Center (on a fully diluted basis taking into account (x) all shares issuable upon the exercise of options then outstanding with an exercise price of $7.70 or less, (y) 10,000 shares issuable upon the exercise of options then outstanding with an exercise price of more than $7.70 and (z) the cancellation at or prior to the effective time of the Merger of the outstanding options exercisable for 20,000 shares that have an expiration date of January 15, 1997); (c) each existing Stockholder of Cosmetic Center could elect to receive, in exchange for each share of Class A Common Stock or Class B Common Stock held by such stockholder, either (i) one share of Class C Common Stock or
     (ii) cash in the amount of $7.63 per share (the "Stockholder Cash Election"); and (d) each stock option outstanding immediately prior to the effective time of the Merger would, after the effective time of the Merger, be exercisable for the same number of shares of Class C Common Stock and with the same exercise price and expiration date as such option was exercisable for Common Stock immediately prior to the Merger; provided, however, that each existing holder of a stock option of Cosmetic Center that has an exercise price of less than $7.63 could elect, in lieu of retaining such stock option, to receive in cancellation for such option cash in the amount equal to the difference between (A) $7.63 minus (B) the exercise price of such option (the "Optionholder Cash Election" and, together with the "Stockholder Cash Election," the "Cash Election"); provided, further, that not more than 2,829,065 shares of Common Stock and options as to which a Cash Election has been made (the "Limit") would be exchangeable for cash pursuant to the Cash Election and, to the extent the aggregate shares and options as to which a Cash Election is made exceed the Limit, each stockholder's and optionholder's Cash Election would be reduced pro rata (which pro rata reduction shall be determined with respect to each stockholder or option holder, as the case may be, by multiplying the number of shares of Common Stock or options (treating options with different exercise prices separately) as to which such stockholder or option holder has made a Cash Election by a pro ration factor equal to the quotient of
     (A) the Limit over (B) the aggregate number of shares and options as to which a Cash Election has been made). Each of Mark Weinstein, Anita Weinstein and Susan Magenheim (the "Principal Stockholders") would agree to elect to receive cash in lieu of Class C Common Stock for all of their shares and all of their options that have an exercise price of less than $7.63. The Principal Stockholders together would be entitled to one demand registration right and certain piggyback registration rights with respect to their Class C Common Stock and Revlon would be entitled to three demand registration rights and certain piggyback registration rights with respect to the Class C Common Stock issuable to Revlon in the Merger, in each case, upon notice to and at the expense of Cosmetic Center (other than underwriting fees and discounts relating to the sale of shares by Revlon or the Principal Stockholders, as the case may be, and fees and expenses of legal counsel, if any, of Revlon or the Principal Stockholders, as the case may be).

2.   Board of Directors Size and Representation

     The by-laws of Cosmetic Center would be amended to provide that the Board of Directors would consist of nine directors (of which there would be two "independent" directors). For three years from the consummation of the Merger, the Principal Stockholders would agree to vote all of their shares of Class C Common Stock in favor of Revlon's nominees for director for a number of the Board seats so that Revlon would at all times maintain representation on the Board equal to Revlon's percentage of ownership of Class C Common Stock (but not less than five board seats); and Revlon would agree to vote its shares in favor of the Principal Stockholders' nominees for director for a number of the Board seats equal to their aggregate percentage of ownership of Class C Common Stock after giving effect to the Merger and the Cash Election (but not less than one nor more than two board seats).

3.   Management; Ancillary Agreements.

     Jerry Levin would be elected as a Director and Chairman of the Board of Cosmetic Center, Mark Weinstein would be elected as a Vice Chairman of the Board of Directors and Howard Diener would be elected as President and Chief Executive Officer.

     Each of Mark Weinstein and Anita Weinstein would enter into an employment and non-competition agreement with Cosmetic Center and Susan Magenheim would enter into a consulting and non-competition agreement with Cosmetic Center, all upon terms and conditions acceptable to the parties.

     PFC would enter into lease agreements with Revlon for the five employee store located in Edison (two stores) and Irvington, New Jersey, Oxford, North Carolina and Phoenix, Arizona upon terms and conditions acceptable to the parties.

4.   Conditions

     The Transaction would be subject to each of Revlon's and Cosmetic Center's satisfaction with complete financial, operations, tax, legal, real estate, environmental, business and other due diligence; notices to, filings with and approvals of governmental agencies, if any; expiration or termination of statutory waiting periods, if any; receipt of material third party consents; the availability of bank financing for Cosmetic Center for financing the Cash Election, for refinancing existing debt and for working capital needs from and after the effective date of the Merger in amounts and on terms and conditions acceptable to both Revlon and Cosmetic Center; and negotiation, execution and delivery of a mutually acceptable definitive Merger Agreement (including indemnification from Revlon for liabilities that result from PFC joining in consolidated or combined income tax returns from any person before the effective date of the Merger). In addition to the foregoing, Revlon's obligation to proceed would be subject to approval of the transaction by Revlon's bank group and its Board of Directors. Cosmetic Center's obligation to proceed would be subject to approval of the transaction by Cosmetic Center's Board of Directors and stockholders.

5.   Operation of the Business

     It would be a condition of the Merger that, from and after the date hereof, the businesses of PFC and Cosmetic Center would each be operated in the ordinary course and consistent with past practice pending the Merger. Neither Cosmetic Center nor PFC would: incur any debt for borrowed money (other than draw downs under then existing credit arrangements (whether the credit facility existing on the date hereof or after the date hereof but before the execution of the Merger Agreement) in the ordinary course); grant any stock options or amend or reprice any existing options (including by reason of the Merger); authorize, issue or sell any stock or any other securities or options, warrants or like rights (other than the issuance of Cosmetic Center Common Stock upon the exercise of any options in existence and set forth on Schedule 1 hereto); amend its certificate of incorporation or by laws; declare or pay dividends; merge, consolidate, purchase or sell stock or assets or agree to do so (other than purchases and sales of inventory in the ordinary course); enter into any transactions with affiliates or the Principal Stockholders (other than services provided by Revlon to PFC in the ordinary course); or enter into any other material agreements or transactions.

6.   Due Diligence.

     Revlon and its representatives and Cosmetic Center and its representatives would be entitled to conduct complete due diligence reviews of Cosmetic Center and PFC, respectively, and each of Cosmetic Center and PFC would provide full access to their respective managements and other appropriate personnel, including their respective current and former certified public accountants and attorneys, and to their respective facilities, other assets and books and records to permit the other party to complete such due diligence in a non-disruptive manner; provided that in the case of PFC, access to federal and consolidated and combined state tax records will be limited to the PFC pro forma sections of such records.

7.   Exclusivity, Break Up Expenses and Fee

         (a) In consideration for each party engaging in discussions and conducting due diligence, Revlon, Cosmetic Center and the Principal Stockholders have executed an exclusivity and expense reimbursement agreement as of the date hereof (the "Exclusivity Agreement").

         (b) In the Merger Agreement, (1) Cosmetic Center and the Principal Stockholders would agree that until the Merger Agreement is terminated in accordance with its terms, they would be subject to exclusive dealing provisions substantially the same as those set forth in paragraphs 1(a) and (b) of the Exclusivity Agreement, (2) Cosmetic Center and the Principal Stockholders would agree that if (A) any Cosmetic Center Triggering Event (as such term is defined in the Exclusivity Agreement) occurs prior to the termination of the Merger Agreement in accordance with its terms or (B) any Cosmetic Center Alternative Transaction (as such term is defined in the Exclusivity Agreement) is consummated during the 90-day period immediately following the later of (x) the 110th day after the date on which the Merger Agreement is executed (the "Drop Dead Date") and (y) the termination of the Merger Agreement in accordance with its terms, unless the Merger Agreement is terminated by Revlon (other than due to a material breach by Cosmetic Center or the Principal Stockholders) or as a result of the failure of a condition to either party's obligation to close under the Merger Agreement (other than due to a material breach by Cosmetic Center or the Principal Stockholders) (the later of
         (x) and (y) being the "Cosmetic Center Termination Date"), they would pay to Revlon within two (2) business days after such event the Revlon Expense Reimbursement Fee (as such term is defined in the Exclusivity Agreement except that the cap on such fees and expenses shall be increased from $500,000 to $1 million)), (3) Cosmetic Center would agree that in the event that Cosmetic Center shall consummate any Cosmetic Center Alternate Transaction at any time prior to the Cosmetic Center Termination Date or during the 90-day period immediately following the Cosmetic Center Termination Date, Cosmetic Center shall pay to Revlon upon the date of consummation of such Cosmetic Center Alternate Transaction the Cosmetic Center Break-up Fee (as such term is defined in the Exclusivity Agreement), (4) the Principal Stockholders would agree that in the event that Cosmetic Center shall consummate any Cosmetic Center Alternate Transaction at any time prior to the Cosmetic Center Termination Date or during the 90-day period immediately following the Cosmetic Center Termination Date, the Principal Stockholders would be jointly and severally liable to pay to Revlon upon the date of consummation of such Cosmetic Center Alternate Transaction the Principal Stockholders Break-up Fee (as such term is defined in the Exclusivity Agreement), and (5) the Principal Stockholders would agree that in the event that (A) at a meeting of the stockholders of Cosmetic Center held for the purpose of voting on the Merger, they do not vote in favor of the Merger or (B) they vote in favor of any Cosmetic Center Alternate Transaction at any time prior to the Cosmetic Center Termination Date, the Principal Stockholders would be jointly and severally liable to pay to Revlon within 2 days after the date of such vote of the stockholders of Cosmetic Center a fee of $1 million; provided, however, that in the event that the Principal Stockholders Break-up Fee is payable subsequently, the $1 million fee payable pursuant to this clause (5) would be credited against such Principal Stockholders Break-up Fee.

         (c) In the Merger Agreement, (1) Revlon would agree that until the Merger Agreement is terminated in accordance with its terms, it would be subject to exclusive dealing provisions substantially similar to those set forth in paragraphs 1(c) of the Exclusivity Agreement, (2) Revlon would agree that if (A) any Revlon Triggering Event (as such term is defined in the Exclusivity Agreement) occurs prior to the termination of the Merger Agreement in accordance with its terms or (B) any Revlon Alternative Transaction (as such term is defined in the Exclusivity Agreement) is consummated during the 90-day period immediately following the later of (x) the Drop Dead Date and (y) the termination of the Merger Agreement in accordance with its terms, unless the Merger Agreement is terminated by Cosmetic Center or the Principal Stockholders (other than due to a material breach by Revlon) or as a result of the failure of a condition to either party's obligation to close under the Merger Agreement (other than due to a material breach by Revlon) (later of (x) and (y) being the "Revlon Termination Date"), Revlon would pay to Cosmetic Center within two (2) business days after such event the Cosmetic Center Expense Reimbursement Fee (as such term is defined in the Exclusivity Agreement except that the cap on such fees and expenses shall be increased from $500,000 to $1 million)) and (3) Revlon would agree that in the event that Revlon or PFC shall consummate any PFC Alternate Transaction at any time prior to the Revlon Termination Date or during the 90-day period immediately following the Revlon Termination Date, Revlon would pay to Cosmetic Center upon the date of consummation of such PFC Alternate Transaction the Revlon Break-up Fee (as such term is defined in the Exclusivity Agreement).

8.   Confidentiality and Publicity

     The provisions of the Confidentiality Agreement dated May 13, 1996 will continue in full force and effect. Without limitation of the foregoing, neither party shall, nor shall permit its representatives to, make any public disclosure or generate any publicity concerning the subject matter of this letter including, without limitation, the Merger terms, the Exclusivity Agreement or the identity of the parties hereto or thereto, without the prior written approval of the other party except (in the reasonable opinion of its counsel) as required by law (including any disclosures (which may include the filing of this letter and/or the Exclusivity Agreement) required in connection with filings under applicable securities laws and regulations) after prior notice to the other party and except that Revlon and Cosmetic Center may issue a joint press release in the form annexed hereto upon execution of this letter by all of the parties hereto.

9.   Expenses

     Except as otherwise provided in the Exclusivity Agreement or the Merger Agreement, each of Cosmetic Center, the Principal Stockholders and Revlon and PFC will be responsible for and shall pay all of its, his or her respective costs and expenses incurred in connection with the Transaction.

10.  Non Binding

     This letter is not intended to be binding except that the parties intend that paragraphs 6, 8 and 9 be binding. It does not obligate either party to proceed with the Merger should either party decide not to proceed for any reason prior to signing a definitive Merger Agreement. Either party may terminate discussions at any time. Unless and until a definitive written Merger Agreement between Cosmetic Center and the Principal Stockholders and Revlon has been executed and delivered, neither party shall be under any legal obligation of any kind whatsoever with respect to the Merger other than the obligations set forth in paragraphs 6, 8 and 9 hereof and those obligations expressly set forth in the Confidentiality Agreement and in the Exclusivity Agreement.

11.  Termination

     This letter shall terminate and be null and void upon the earlier of (a) the execution and delivery of the Merger Agreement or (b) the expiration of 60 days from the date hereof; provided, however, that in the case of clause
     (b), the provisions of paragraphs 8 and 9 hereof shall survive such termination.

12.  Governing Law and Jurisdiction

     This letter, and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed, interpreted and enforced in accordance with the law in the State of Delaware applicable to agreements executed in Delaware by residents of Delaware and to be wholly performed in that state. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Delaware, for any actions, suits or proceedings arising out of or relating to this letter or the Transaction contemplated hereby.

         If the foregoing accurately sets forth the intention of Cosmetic Center and the Principal Stockholders, please so indicate by signing the duplicate of this letter. This letter can be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                                Very truly yours,

                                REVLON CONSUMER PRODUCTS CORPORATION

                                By: /s/ Jerry W. Levin
                                    -------------------------------------------
                                    Name: Jerry W. Levin
                                    Title: Chairman and Chief Executive Officer

                                PRESTIGE FRAGRANCE & COSMETICS, INC.

                                By: /s/ William J. Fox
                                    -------------------------------------------
                                    Name: William J. Fox
                                    Title: Vice President

Agreed and accepted:                              Agreed and Accepted:

THE COSMETIC CENTER, INC.                         THE PRINCIPAL STOCKHOLDERS
                                                  OF THE COSMETIC CENTER, INC.

By:  /s/ Mark Weinstein                           /s/ Mark Weinstein
    --------------------------------              -----------------------------
    Name:  Mark Weinstein                         Mark Weinstein, Individually
    Title: Chairman of the Board

                                                  /s/ Anita Weinstein
                                                  -----------------------------
                                                  Anita Weinstein, Individually

                                                  /s/ Susan Magenheim
                                                  -----------------------------
                                                  Susan Magenheim, Individually

                                                                      EXHIBIT C


                              STRICTLY CONFIDENTIAL

625 Madison Avenue
New York, NY  10022
  Phone:  (212) 527-4100
    Fax:  (212) 572-3010

Jerry W. Levin
Chairman and Chief Executive Officer






                                                              October 1, 1996

The Cosmetic Center, Inc.
8839 Greenwood Place
Savage, Maryland 20763
Attention: Mark Weinstein

Dear Mark:

         Each of The Cosmetic Center, Inc. ("Cosmetic Center") and Revlon Consumer Products Corporation ( "Revlon") has expressed an interest, pursuant to a certain non-binding letter of intent of even date herewith, in exploring a possible merger (the "Transaction") involving Cosmetic Center and Revlon's wholly owned subsidiary, Prestige Fragrance & Cosmetic, Inc. ("PFC"). In connection with the Transaction, Revlon and Cosmetic Center will engage in discussions and negotiations, Cosmetic Center will furnish information to Revlon concerning Cosmetic Center's businesses, and Revlon will furnish information to Cosmetic Center concerning PFC's business. The parties have executed a Confidentiality Agreement dated May 13, 1996 regarding such discussions.

         In order to evaluate the Transaction, Cosmetic Center and Revlon will conduct due diligence regarding PFC and Cosmetic Center, respectively, which due diligence will involve considerable effort and expense by each of Cosmetic Center and Revlon, including significant use of internal and external resources, including expenses of accountants and counsel.

         In order to induce the other party to conduct such due diligence and to develop and negotiate with respect to a proposal for the Transaction and, in consideration therefore, the parties agree as follows:

         1. Exclusivity Period. Until the earlier of (i) expiration of sixty
(60) days from the date hereof or (ii) termination of the above-mentioned non-binding letter of intent in accordance with Section 11 thereof (the "Exclusivity Period"):

                  (a) None of Cosmetic Center, any of Anita J. Weinstein, Mark
S. Weinstein and Susan K. Magenheim (collectively, the "Principal Stockholders") or any of their respective representatives or agents shall, after the date hereof, directly or indirectly, solicit or engage in negotiations with, or provide any information to, or otherwise cooperate with, any person or entity that seeks to acquire or expresses an interest in acquiring all or any substantial part of any class of the securities, business or assets of Cosmetic Center or any subsidiary thereof, or for the purpose of otherwise effecting any transaction or business combination inconsistent with the Transaction, nor will Cosmetic Center or any of the Principal Stockholders or any of their respective representatives or agents enter into any agreement with or grant any proxy, option or other similar right to any third person or entity in connection with any transaction or business combination inconsistent with the Transaction; provided, however, that nothing contained in this paragraph 1 or elsewhere herein shall prohibit the Board of Directors of Cosmetic Center from furnishing information to, or entering into discussions or negotiations with, any person or entity that makes an unsolicited bona fide proposal in writing to acquire Cosmetic Center, whether by merger, consolidation, or stock acquisition, or substantially all of the assets of Cosmetic Center on terms which, in the exercise of their fiduciary duty after the consideration of advice from Cosmetic Center's legal and financial advisors, a majority of Cosmetic Center's directors determines is likely to be more beneficial to each of the holders of Cosmetic Center's Common Stock than the Transaction, and provided further that Cosmetic Center's legal and financial advisors may engage in discussions regarding such written offer to clarify the terms of such offer for the purpose of rendering the advice referred to above to the Board of Directors of Cosmetic Center, in each case, provided that, Cosmetic Center and its advisors, prior to furnishing such information to, or entering into discussions or negotiations with, such a person or entity, shall provide written notice to Revlon to the effect that Cosmetic Center is furnishing information to, or entering into discussions with, such a person or entity, and shall keep Revlon informed of the status (including, without limitation, the identity of such person or entity and the terms of any proposal) of such discussions or negotiations. Nothing in this paragraph 1 shall (a) permit Cosmetic Center to terminate this Agreement, (b) permit Cosmetic Center to enter into any agreement with respect to (a) Cosmetic Center Alternative Transaction during the Exclusivity Period or (b) affect any other obligation of any party under the Agreement.

                  (b) The Principal Stockholders will not sell, pledge, agree to sell or pledge or otherwise dispose of any of their shares of any class of securities of Cosmetic Center to any third person and, with respect to any Cosmetic Center Alternate Transaction, shall vote all of their shares against any such Cosmetic Center Alternate Transaction and, if available, exercise appraisal rights with respect to their shares.

                  (c) Neither Revlon nor any of its representatives or agents shall, after the date hereof, directly or indirectly, solicit or engage in negotiations with, or provide any information to, or otherwise cooperate with, any person or entity that seeks to acquire or expresses an interest in acquiring all or any substantial part of the securities, business or assets of PFC, or for the purpose of otherwise effecting any transaction or business combination inconsistent with the Transaction (including, without limitation, a public offering of the equity securities of PFC), nor will Revlon or any of such persons enter into any agreement with or grant any proxy, option or other similar right to any third person or entity in connection with any transaction or business combination inconsistent with the Transaction.

     2. Revlon Expense Reimbursement. In addition to the provisions of paragraph 4(a) and (b) below, Cosmetic Center, in the case of the occurrence of either of the events set forth in (a), (b) and (d) below, or the Principal Stockholders, in the case of the occurrence of either of the events set forth in (c) and (d) below (each of 2 (a), (b), (c) and (d) being hereinafter referred to as a "Cosmetic Center Triggering Event"), agree to pay Revlon promptly, but in no event later than two (2) business days, after the applicable Cosmetic Center Triggering Event (or if any Cosmetic Center Alternate Transaction is consummated during the 120-day period immediately following the Exclusivity Period, promptly, but in no event later than two (2) business days, after the consummation of such transaction), an amount in immediately available funds equal to the documented fees and expenses (up to a maximum of $500,000) incurred since June 1, 1996 (including after the date hereof) by Revlon and its representatives and agents in connection with the due diligence, preparation and negotiation of legal documents, and preparation of financial statements of PFC related to the Transaction (including without limitation legal, tax and accounting fees (other than accounting fees to the extent attributable to the audit of PFC's financial statements) and disbursements) (the "Revlon Expense Reimbursement Fee") if (1) any Cosmetic Center Triggering Event occurs during the Exclusivity Period or (2) any Cosmetic Center Alternate Transaction is consummated during the 120-day period immediately following the Exclusivity Period. The Cosmetic Center Triggering Events are as follows:

                  (a) Cosmetic Center shall have entered into, or shall have publicly announced its intention to enter into, an agreement in principle, letter of intent, definitive agreement or other similar arrangement, whether binding or non-binding, with any person other than Revlon and its affiliates with respect to any sale, merger, consolidation or other similar transaction involving Cosmetic Center, any class of its equity securities or securities convertible into equity securities or all or substantially all of its assets;

                  (b) The Board of Directors of Cosmetic Center shall (i) recommend or have recommended that stockholders of Cosmetic Center sell shares of any class of equity securities or securities convertible into equity securities of Cosmetic Center to another person or group or recommend or approve any such sales of assets to another person or group; (ii) recommend or have recommended to stockholders of Cosmetic Center any Cosmetic Center Alternate Transaction (as defined below) involving such person or group; or (iii) in the absence of Cosmetic Center learning of circumstances regarding PFC which could reasonably be expected to have a material adverse affect on PFC or the Transaction, shall withdraw or have withdrawn or modify or have modified in a manner adverse to Revlon (including, without limitation, by no longer taking any position with respect to Revlon's proposal), its support for Revlon's proposal;

                  (c) The Principal Stockholders sell or agree to sell any shares of any class of the outstanding equity securities or securities convertible into equity securities of Cosmetic Center to any person or group other than Revlon or its affiliates (the events described to in subparagraph 2(a), (b)(i) - (ii) and (c) being referred to herein as "Cosmetic Center Alternate Transactions"); or

                  (d) Cosmetic Center or the Principal Stockholders breach any of their obligations under paragraph 1 hereof.

         During the Exclusivity Period, Cosmetic Center shall advise Revlon of the receipt of any proposal for a Cosmetic Center Alternate Transaction and the details thereof within 48 hours of the receipt thereof, and the Board of Directors of Cosmetic Center shall not act with respect to any such proposal for three (3) business days after the delivery of such notice to Revlon. Nothing in paragraphs 2 or 4 shall be deemed to limit in any way any claims Revlon may have at law or equity with respect to any breach by Cosmetic Center or the Principal Stockholders of any of their obligations under paragraph 1 hereof.

          3. Cosmetic Center Expense Reimbursement. Revlon, in the case of the occurrence of any of the events set forth in (a), (b), (c) or (d) below (each of 3 (a), (b), (c) and (d) being hereinafter referred to as a "Revlon Triggering Event"), agrees to pay Cosmetic Center promptly, but in no event later than two
(2) business days, after the applicable Triggering Event (or if any PFC Alternate Transaction is consummated during the 120-day period immediately following the Exclusivity Period, promptly, but in no event later than two (2) business days, after the consummation of such transaction) an amount in immediately available funds equal to the documented fees and expenses incurred (up to a maximum of $500,000) incurred since June 1, 1996 (including after the date hereof) by Cosmetic Center or any of its representatives or agents in connection with the due diligence, preparation and negotiations of legal documents and preparation of financial statements related to the Transaction (including without limitation legal, tax and accounting (other than accounting fees to the extent attributable to the audit of Cosmetic Center's financial statements) fees and disbursements) (the "Cosmetic Center Expense Reimbursement Fee") if (1) any Revlon Triggering Event occurs during the Exclusivity Period or
(2) any PFC Alternate Transaction is consummated during the 120-day period immediately following the Exclusivity Period. The Revlon Triggering Events are as follows:

                  (a) Revlon or PFC shall have entered into, or shall have publicly announced its intention to enter into, an agreement in principle, letter of intent, definitive agreement or other similar arrangement, whether binding or non-binding, with any person other than Cosmetic Center with respect to any sale, merger, consolidation or other similar transaction involving PFC, its equity securities or all or substantially all of the assets of PFC (including, without limitation, a public offering of the equity securities of PFC);

                  (b) The Board of Directors of Revlon or PFC shall (i) recommend or have recommended that stockholders of PFC sell shares of equity securities of PFC to another person or group or recommend or approve any such sales of assets to another person or group; (ii) recommend or have recommended to stockholders of Revlon or PFC any PFC Alternate Transaction (as defined below) involving such person or group or (iii) in the absence of PFC learning of circumstances regarding Cosmetic Center which could reasonably be expected to have a material adverse affect on Cosmetic Center or the Transaction, shall withdraw or have withdrawn or modify or have modified in a manner adverse to Cosmetic Center (including, without limitation, by no longer taking any position with respect to Cosmetic Center's proposal), its support for Cosmetic Center's proposal;

                  (c) Revlon or PFC sells or agrees to sell any shares of the equity securities or securities convertible into equity securities of PFC (other than sales transfers to any subsidiary or affiliate of Revlon) to any person or group other than Cosmetic Center (the events described in subparagraph 2(a), (b)(i) - (ii) and (c) being referred to herein as "PFC Alternate Transactions"); or

                  (d) Revlon breaches any of its obligations under paragraph 1 hereof.

         During the Exclusivity Period, Revlon and PFC shall advise Cosmetic Center of the receipt of any proposal for a PFC Alternate Transaction and the details thereof within 48 hours of the receipt thereof, and neither Revlon nor the Board of Directors of PFC shall act with respect to any such proposal for three (3) business days after the delivery of such notice to Cosmetic Center. Nothing in paragraphs 3 or 4 shall be deemed to limit in any way any claims Cosmetic Center or any Principal Stockholder may have at law or equity with respect to any breach by Revlon or PFC of any of its obligations under paragraph 1 hereof.

         4. Break-up Fee. (a) In the event that Cosmetic Center shall consummate any Cosmetic Center Alternate Transaction at any time during the Exclusivity Period or during the 120-day period immediately following the Exclusivity Period, Cosmetic Center agrees that it shall pay to Revlon upon the date of consummation of such Cosmetic Center Alternate Transaction a break-up fee equal to $1 million (the "Cosmetic Center Break-up Fee").

         (b) In the event that Cosmetic Center shall consummate any Cosmetic Center Alternate Transaction at any time during the Exclusivity Period or during the 120-day period immediately following the Exclusivity Period, the Principal Stockholders agree, jointly and severally, that they shall pay to Revlon upon the date of consummation of such Cosmetic Center Alternate Transaction a break-up fee (the "Principal Stockholders Break-up Fee") equal to twenty-five percent (25%) of the difference between (i) the value of all consideration paid to them in such Cosmetic Center Alternate Transaction with respect to all of their shares minus (ii) the product of (A) the number of shares held by the Principal Stockholders multiplied by (B) $7.63. For purposes of this paragraph 4(b), any non-cash consideration paid to the Principal Stockholders in such Cosmetic Center Alternate Transaction shall be valued (as of the date of the consummation of such Cosmetic Center Alternate Transaction) at (x) if such consideration is in the form of securities listed on a national stock exchange or qualified for trading on NASDAQ, the closing price of such securities on such date on the principal national stock exchange on which such securities are listed or the last trade on NASDAQ on such date, as the case may be and (y) with respect to all other consideration, at the fair market value thereof (as determined by a nationally recognized investment banking firm selected by the Principal Stockholders and reasonably acceptable to Revlon).

         (c) In the event that Revlon or PFC shall consummate any PFC Alternate Transaction at any time during the Exclusivity Period or during the 120-day period immediately following the Exclusivity Period, Revlon agrees that it shall pay to Cosmetic Center upon the date of consummation of such PFC Alternate Transaction a break-up fee equal to $1.25 million (the "Revlon Break-up Fee").

         5. Amendments. The agreements set forth in this Agreement may be modified or waived only by a separate writing by Cosmetic Center, the Principal Stockholders and Revlon that expressly modifies or waives such agreements.

         6. Securities Laws. Each of Cosmetic Center and Revlon acknowledges that it is aware, and that it will advise each of its representatives who is informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit persons who are in possession of material, non-public information concerning an issuer (including Cosmetic Center and Revlon), including, but not limited to, the matters that are the subject of this Agreement, from purchasing or selling securities of such issuer and from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and each of Cosmetic Center and Revlon agree to comply fully with such laws; Cosmetic Center agrees to indemnify Revlon and its affiliates to the fullest extent permitted by law from any loss, cost or liability (including reasonable and documented attorneys' fees) arising from any violation by Cosmetic Center or any of its representatives of such laws, and Revlon agrees to indemnify Cosmetic Center and its affiliates to the fullest extent permitted by law from any loss, cost or liability (including reasonable and documented attorneys' fees) arising from any violation by Revlon or any of its representatives of such laws, or, in the event that such indemnification shall not be permitted by law, each of Cosmetic Center and Revlon agrees to contribute to the satisfaction of any such loss or liability based upon such party's relative fault and benefit.

         7. Miscellaneous. (a) It is understood and agreed that no failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other further exercise thereof or the exercise of any right, power or privilege hereunder.

         (b) Each party acknowledges and agrees that in the event of any breach of this Agreement by it, the other party would be irreparably and immediately harmed and could not be made whole by monetary damages. It is accordingly agreed that each party, in addition to any other remedy to which it may be entitled in law or equity, shall be entitled to an injunction or injunctions to prevent breaches of this Agreement, and to compel specific performance of this Agreement, without the need for proof of actual damages. Each party agrees to waive, and to cause its Representatives to waive, any requirement for the securing or posting of any bond or other security in connection with such remedy. Each party agrees to reimburse the other party for all costs and expenses, including reasonable and documented attorneys' fees, incurred by such party in successfully enforcing the other party's and its Representatives' obligations hereunder.

         (c) The term "person" as used in this Agreement shall be broadly interpreted to include, without limitation, any corporation, company, partnership and individual.

         (d) This letter, and all questions relating to its validity, interpretation, performance and enforcement, shall be governed by and construed, interpreted and enforced in accordance with the law in the State of Delaware applicable to agreements executed in Delaware by residents of Delaware and to be wholly performed in that state. The parties hereby irrevocably and unconditionally consent to submit to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America located in Delaware, for any actions, suits or proceedings arising out of or relating to this letter.

         (e) This Agreement and the Confidentiality Agreement express the entire understanding with respect to the subject matter hereof. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provisions of this Agreement, which shall remain in full force and effect.

         (f) This Agreement may be executed in several counterparts, all of which together shall constitute one and the same agreement.

         If the foregoing accurately sets forth the intention of Cosmetic Center and the Principal Stockholders, please so indicate by signing the duplicate of this letter.

                                            Very truly yours,

                                            REVLON CONSUMER PRODUCTS CORPORATION

                                            By: /s/ Jerry W. Levin
                                            ------------------------------------
                                            Name: Jerry W. Levin
                                            Title:   Chairman and Chief
                                                       Executive Officer

                                            PRESTIGE FRAGRANCE & COSMETICS, INC.

                                            By: /s/ William J. Fox
                                            ------------------------------------
                                            Name: William J. Fox
                                            Title:   Vice President

Agreed and accepted:                        Agreed and Accepted:

THE COSMETIC CENTER, INC.                   THE PRINCIPAL STOCKHOLDERS
                                            OF THE COSMETIC CENTER, INC.

By:   /s/ Mark Weinstein                    /s/ Mark Weinstein
------------------------------              ------------------------------------
Name: Mark Weinstein                        Mark Weinstein, Individually
Title: Chairman of the Board

                                            /s/ Anita Weinstein
                                            ------------------------------------
                                            Anita Weinstein, Individually

                                            /s/ Susan Magenheim
                                            ------------------------------------
                                            Susan Magenheim, Individually